FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of March 28, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris Files 2023 Annual Report on Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Files 2023 Annual Report on Form 20-F

Luxembourg, March 28, 2024 – Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) announces that it has filed today its Annual Report on Form 20-F for the year ended December 31, 2023, with the U.S. Securities and Exchange Commission (SEC). The annual report can be downloaded from the SEC’s website at www.sec.gov, and is available on Tenaris’s website at ir.tenaris.com.

Holders of Tenaris’s shares and ADSs, and any other interested parties, may request a hard copy of the annual report, free of charge, through our website at ir.tenaris.com/tools/printed-materials.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.